UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

Provision of Guarantees for Yunnan Flight Training

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The Company and all members of the board of directors of the Company (the “Board”) confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Important Notice:

Name of guaranteed party	Amount of guarantees	Balance of guarantees actually provided	Availability of counter guarantees	Guarantor

雲南東方飛行培訓有限公司 (Yunnan Eastern Flight Training Company Limited) (“Yunnan Flight Training”)	US$14.38 million	0	No	China Eastern Airlines Corporation Limited (the “Company”)

Cumulative amount of overdue external guarantees: nil

1.	OVERVIEW OF THE GUARANTEES

Yunnan Flight Training is a wholly-owned subsidiary of 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (“Shanghai Flight Training”), which is in turn a wholly-owned subsidiary of the Company. The Company provides guarantees for loans taken out by Yunnan Flight Training Company. The Company signed a guarantee agreement on 29 October 2014, pursuant to which the Company acts as the guarantor, China Development Bank Corporation acts as the creditor, the amount of the guarantees is US$14.38 million and the term of the guarantees is five years, which is the same as the relevant loan term.

The fifth regular meeting in 2013 of the seventh session of the Board of the Company considered and approved the “Resolution on the Provision of Guarantees for Yunnan Flight Training”.

On 25 January 2013, as considered and approved at the first regular meeting of the Board in 2013, it is agreed that the Company provide guarantees for loans taken out by Shanghai Flight Training in a guaranteed amount of RMB436.95 million (or equivalent amounts in foreign currencies). The guarantees provided for Yunnan Flight Training by the Company this time was included as part of the guarantees amounting to RMB436.95 million. It is primarily taken into account certain subsidies and tax incentives enjoyed by companies in economic development zones in Yunnan. As such, the amount of guarantees applied for in the name of Shanghai Flight Training in early 2013 is partly changed to be under the name of Yunnan Flight Training. Please refer to the Company’s announcement on external guarantees 《(對 外 擔 保 公 告 》) dated 26 January 2013 published on China Securities Journal 《( 中國證券 報》), Shanghai Securities News 《( 上海證券 報》) and the website of Shanghai Stock Exchange for details of the provision of guarantees by the Company to Shanghai Flight Training.

2.	BASIC INFORMATION OF THE GUARANTEED PARTY

The registered address of Yunnan Flight Training is 407, Customs Control Building (海關監管大樓), Export Processing Zone, Economic Development Area, Kunming. Its legal representative is Han Zheng (韓政). Its scope of business includes investment in and construction of the simulation aircraft project within the customs fencing area in the Export Processing Zone, Economic Development Area, Kunming; provision of training services pertaining to aircraft simulation (which is only targeted at aviation industry players; and those involving flight training centres can commence operations only after the licence from authority in charge of civil aviation is obtained); consulting on knowledge in aviation business; product research and development for aviation equipment; and import and export of goods and technology. Yunnan Flight Training had a registered capital of RMB80 million. As of 31 December 2013, Yunnan Flight Training has not yet commenced operation, and it had total assets of RMB80 million, total liabilities of nil and net assets of RMB80 million. During 2013, it generated a revenue of nil and a net profit of nil.

Yunnan Flight Training is a wholly-owned subsidiary of Shanghai Flight Training, which is in turn a wholly-owned subsidiary of the Company.

3.	PARTICULARS OF THE GUARANTEES

Name of guaranteed party	Amount of guarantees	Type of guarantees	Method of guarantees	Term of guarantees	Usage

Yunnan Flight Training	US$14.38 million	Borrowings	Joint liability guarantees	Five years, which is the same as the loan term	Purchase of aircraft simulators

4.	OPINION OF THE BOARD OF DIRECTORS

To ensure smooth operation of the Company, Yunnan Flight Training intends to introduce two aircraft simulators for Boeing 737. The provision of guarantees by the Company for Yunnan Flight Training will enhance the credit rating of Yunnan Flight Training to be assessed by financial institutions, enable better negotiation power of Yunnan Flight Training when dealing with financial institutions, secure lower costs of funding, thereby reducing finance costs.

The independent directors of the Company consider that the Company can strictly comply with the relevant laws and regulations and the Articles of Association of the Company, prudently control risks associated with its external guarantees, and safeguard the assets of the Company. The provision by the Company of guarantees to its wholly- owned subsidiaries has been made under lawful decision-making process, and has been considered and approved by more than two thirds of the directors of the Company who were present at the meeting of the Board. The provision of guarantees by the Company to its wholly-owned subsidiaries aims to replenish their liquid funds and ensure the smooth operation of their production and operation activities and is in the interests of the Company and its shareholders as a whole.

Based on the above, the Board agrees to the provision of guarantees to Yunnan Flight Training.

5.	CUMULATIVE AMOUNTS OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

In accordance with the relevant requirements of the Listing Rules of Shanghai Stock Exchange, as of the date of this announcement, the total amount of external guarantees provided by the Company and its subsidiaries amounted to an aggregation of approximately US$8.3372 million and approximately RMB55 million, all of which are guarantees provided by the Company to its wholly-owned subsidiaries or partly-owned subsidiaries. Such amount represents approximately 0.44% of the latest audited net assets of the Company. The cumulative amount of overdue guarantees was 0.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 October 2014

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